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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-25039
                                                         CUSIP Number 105666101

(Check One):   [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
               [ ] Form N-SAR

      For Period Ended:  September 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

      For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Bravo! Brands Inc.

Former name if applicable   Bravo! Foods International Corp.

Address of principal executive office (Street and Number)   11300 US Highway 1,
                                                            Suite 202

City, state and zip code    North Palm Beach, Florida 33408 USA
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                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The registrant experienced significant internet communication problems on November 14, 2006, which impeded the appropriate exchange of information between and among registrant, its auditors and its EDGAR conversion service, with respect to the completion and filing of registrant's Form 10-QSB for the period ending September 30, 2006. These problems emanated from the failure of registrant's broadband internet service provider to maintain constant or adequate connectivity throughout the working day of November 14, 2006. In addition, registrant's EDGAR service provider experienced numerous difficulties in working with registrants' word processor file that contained its quarterly report, which may have resulted form a partially corrupted file. The registrant will file its Form 10-QSB for the quarterly period ended September 30, 2006 on or before the fifth calendar day following the prescribed due date.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      Roy D. Toulan, Jr.         (561) 625-1411
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      (Name)                     (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                          [X] Yes        [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes        [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Bravo! Brands Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Dated:    November 14, 2006       By:     /s/ Roy D. Toulan, Jr.
                                               --------------------------------
                                       Name:   Roy D. Toulan, Jr.
                                       Title:  Vice President, General Counsel